Exhibit 12.1

PATRIOT COAL CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Dollars in thousands)

	Year Ended December 31,
	2008	2007	2006	2005	2004
Ratio of Earnings to Fixed Charges:
Earnings:
Pre-tax income from continuing operations before adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees	$147,765	$(102,209)	$5,967	$19,209	$(78,744)
Add:
Fixed Charges	28,698	14,712	17,096	15,922	18,480
Amortization of capitalized interest	212	203	157	122	112
Distributions from equity investees	-	-	9,935	7,552	6,184
Less:
Interest capitalized	(89)	(464)	(348)	(106)	(153)
Distributions on preferred securities of consolidated subsidiaries	-	-	-	-	-
Total earnings	$176,586	$(87,758)	$32,807	$42,699	$(54,121)
Fixed charges:
Interest expense	$16,744	$8,123	$11,419	$9,833	$12,701
Interest capitalized	89	464	348	106	153
Amortization of capitalized expenses related to indebtedness	2,782	214	-	-	-
Rental Expense interest factor	9,083	6,196	5,685	5,983	5,626
Distributions on preferred securities of consolidated subsidiaries	-	-	-	-	-
Minority Interest share of fixed charges	-	(285)	(356)	-	-
Total fixed charges	$28,698	$14,712	$17,096	$15,922	$18,480
Ratio of earnings to fixed charges	6.2x	N/A	1.9x	2.7x	N/A
Coverage deficiency (1)	N/A	$102,470	N/A	N/A	$72,601

(1)   Represents the dollar amount of the coverage deficiency, as earnings are inadequate to cover fixed charges.